
novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


03024091


SEC MAIL PROCESSING
RECEIVED
JUN 25 2003
WASH. D.C. 155 SECTION

2003-05-02

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

SUPPL

Yours sincerely

Novozymes A/S

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

dlw 6/30

Stock exchange announcement

novozymes®

June 13, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 25 2003
WASH, D.C.
155
SECTION



Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per May 7, 2003	Holding of shares Nos. As per June 12, 2003	Market value of the total shareholding DKK As per June 12, 2003
Board of Directors	19,235	19,235	3,414,213
Management	84,587	86,372	15,331,030
All insiders, Total	135,456	137,365	24,382,288

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
Internet:
www.novozymes.com
CVR number:


novozymes

Stock exchange announcement

June 13, 2003


SEC MAIL
PROCESSING
RECEIVED
JUN 25 2003
WASH, D.C.
155
SECTION

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per May 7, 2003	Holding of shares Nos. As per June 12, 2003	Market value of the total shareholding DKK As per June 12, 2003
Board of Directors	19,235	19,235	3,414,213
Management	84,587	86,372	15,331,030
All insiders, Total	135,456	137,365	24,382,288

Contact persons

Press and media:
Eva-Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
Internet:
www.novozymes.com
CVR number:



Stock exchange announcement

4 June 2003

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 5, 2003

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	3 June 2003	700	DKK 126,700	139,675	DKK 25,979,550

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nikolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

13/2003

Stock Exchange Announcement


novozymes®

28 May 2003

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

ID code (ISIN)	Trading period	Net number of shares traded Nos.	Value of net number of shares traded DKK	Total shareholding Nos.	Market value of the total shareholding DKK
DK 0010272129	27.05.2003	0	422,500	140,375	24,846,375

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder Communications
2003-18740-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock Exchange Announcement


novozymes®

26 May 2003

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

ID code (ISIN)	Trading period	Net number of shares traded Nos.	Value of net number of shares traded DKK	Total shareholding Nos.	Market value of the total shareholding DKK
DK 0010272129	23.05.2003	+1,785	298,095	140,375	24,986,750

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S
Stakeholder Communications
2003-18569-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27



Stock exchange announcement

7 May 2003

Novozymes A/S
Group financial statement for the first quarter of 2003

The financial results for the first quarter of 2003 fully support the outlook for the year, and the outlook for net profit for the full year is adjusted upwards.

- Sales rose by 10% to DKK 1,444 million from DKK 1,308 million in the first quarter of 2002. Calculated in local currencies, sales rose by 22%. Adjusted for acquisitions and one-off items, the sales growth was 14-16% calculated in local currencies.

- Operating profit increased by 13% to DKK 219 million from DKK 194 million. The operating profit margin was 15.2% compared to 14.8% in 2002.

- Profit before tax rose by 40% to DKK 255 million from DKK 182 million in 2002. Net financials were DKK +36 million compared to DKK -12 million in 2002.

- Net profit rose by 42% from DKK 129 million to DKK 183 million. Earnings per share were DKK 2.55, an increase of 46%.

- Free cash flow, including acquisitions, was DKK 161 million compared to DKK 71 million in 2002.

Outlook for 2003

Net profit is expected to increase by 10% (compared to the previous outlook of 7-8%) due to favourable developments in net financials. The growth in operating profit is still expected to be 3-5% in spite of more unfavourable exchange rates. The outlook for developments in free cash flow and return on invested capital remains the same.



Quarterly results for 2003 and 2002

(DKK million)	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	% change Q1 / Q1
Net turnover	1,444	1,452	1,475	1,407	1,308	10
- Enzymes	1,379	1,398	1,413	1,359	1,267	9
- Microorganisms	65	54	62	48	41	59
Operating profit (EBIT)	219	254	264	235	194	13
- Enzymes	214	256	259	231	191	12
- Microorganisms	5	(2)	5	4	3	67
Operating profit margin	15.2	17.5	17.9	16.7	14.8	-
Net financials	36	10	(5)	(40)	(12)	-
Profit before tax	255	264	259	195	182	40
Tax	71	72	74	53	54	31
Minority interests	(1)	0	(3)	(1)	1	-
Net profit	183	192	182	141	129	42
Free cash flow	161	308	66	130	71	127
Earnings per DKK 10 share	2.55	2.66	2.49	1.92	1.74	46
Average no. of A/B shares, diluted	71.9	72.2	73.0	73.6	74.0	(3)

(The quarterly accounts have not been audited.)

In accordance with the accounting principles, earnings per share are calculated on the basis of the period's net profit divided by the sum of the weighted average number of shares and options 'in the money'. Options 'in the money' are defined as the options for which the issue price was lower than the market price at the end of the financial period. The accounting policies used are unchanged from the financial statement of 5 February 2003.

Profit/loss and balance

The financial results for the first quarter support the outlook that was given on publication of the full-year results for 2002 on 5 February 2003.

Net turnover

Net turnover grew by 10% to DKK 1,444 million from DKK 1,308 million for the same period in 2002. Calculated in local currencies, the growth was 22%. Adjusted for acquisitions and other one-off items, the underlying growth was 14-16% in local currencies.

(DKK million)	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	% change Q1 / Q1
Enzymes	1,379	1,398	1,413	1,359	1,267	9
-technical enzymes	862	858	876	845	821	5
-detergent enzymes	515	504	506	519	521	(1)
-other technical enzymes	347	354	370	326	300	16
-food enzymes	352	385	394	381	322	9
-feed enzymes	165	155	143	133	124	33
Microorganisms	65	54	62	48	41	59
Net turnover	1,444	1,452	1,475	1,407	1,308	10

Novozymes A/S
Stakeholder Communications
2003-14201-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number:
10 00 71 27

Sales of enzymes

Sales of **technical enzymes increased** by 5%. Lower exchange rates reduced growth significantly. Sales of **detergent enzymes** were 1% lower than in the same period last year. Sales for the quarter were positively affected by one-off orders connected with the phasing out of certain products, but highly negatively affected by the lower exchange rates, especially the US dollar and the Brazilian real. Sales of **other technical enzymes** rose by 16% in spite of the negative effect of the exchange rates. Sales of enzymes for the production of fuel ethanol and for the textile industry continued to show high growth rates, while sales were lower for the traditional starch industry. Sales of enzymes for smaller industries, e.g. the pharmaceutical, leather and forest product industries, also showed good growth rates.

Sales of **food enzymes** rose by 9%, reduced by lower exchange rates, especially the US dollar. This sales growth was evident in particular in the baking industry, while sales to the beverage industry were negatively affected by lower production in Europe and the USA. If the sales growth is adjusted for exchange rate developments and the negative effect of adjustments in the distribution chain in the first quarter of 2002, the growth rate was 10-15%, which corresponds to the long-term outlook for this area.

Sales of **feed enzymes** grew by 33%. The total market for phytase products is continuing to expand, boosted by Novozymes' alliance with Roche Vitamins. The strategic alliance in feed enzymes between Novozymes and Roche is expected to continue with DSM as a new partner, assuming that DSM carries out its announced acquisition of Roche Vitamins.

Sales of microorganisms

Sales of **microorganisms** by Novozymes Biologicals rose by 59%. Part of this growth can be attributed to the full-year effect of company acquisitions, including that of Semco Bioscience with effect from 1 February 2003. Integration of the new acquisitions is proceeding to plan.

Sales by geographical area

	Q1			% currency	% change in
(DKK million)	2003	2002	% change	impact	local currency
Europe, Middle East & Africa	653	542	20	(1)	21
North America	415	402	3	(17)	20
Asia Pacific	279	257	9	(17)	26
Latin America	97	107	(9)	(28)	19
Net turnover	1,444	1,308	10	(12)	22

Calculated in local currencies, the sales growth was double-digit in all geographical markets. Sales to Asia in particular showed high growth rates, driven by sales increases in the textile and detergent industries.

In Europe, enzyme sales to the detergent and baking industries grew particularly well, while for North America it was sales to the fuel ethanol and baking industries that showed high growth rates. Sales in Latin America rose by 19% measured in local currencies, driven by growth in i.a. the detergent and animal feed industries.

Novozymes A/S
Stakeholder Communications
2003-14201-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number:
10 00 71 27

Costs, licence fees and other operating income

Total costs, excluding net financials and tax, rose by 10% to DKK 1,225 million. The rise in costs was thus on a par with the rise in sales in spite of the lower exchange rate sensitivity of costs.

Once again there were major productivity gains, with the research and production organisations together succeeding in effecting major yield increases. Production costs thus only rose by 11% compared to a quantity increase of more than 20%.

Sales & marketing, research & development and administration costs rose in total by 9%.

Other operating income was slightly higher than for the same period in 2002. Total depreciation charges were DKK 127 million compared to DKK 129 million in 2002.

Operating profit

Operating profit rose by 13% to DKK 219 million, of which DKK 214 million was generated by enzymes and DKK 5 million by microorganisms. The operating profit margin – operating profit as a percentage of sales – was 15.5% for enzymes and 7.7% for microorganisms. The latter were negatively affected in the quarter by costs relating to company acquisitions and therefore only rose slightly compared to the first quarter of 2002.

Net financials

Net foreign exchange gains are due primarily to realised and unrealised gains on hedging exposure in mainly American dollars and Japanese yen.

(DKK million)	Q1 2003	Q1 2002
Net foreign exchange gain/(loss)	48	(2)
Net interests	(10)	(12)
Other financials	(2)	2
Total financials	36	(12)

The net interest-bearing debt at the end of the quarter was DKK 1,289 million. Since the end of the quarter, Novozymes has sold 221,750 Novo Nordisk shares.

Profit before and after taxation

Profits before and after taxation were DKK 255 million and DKK 183 million respectively, equivalent to increases of 40% and 42% respectively compared to the first quarter of 2002.

Investments, free cash flow, company acquisitions, etc.

Net investments, including acquisitions, were DKK 184 million compared to DKK 43 million in 2002.

Free cash flow was DKK 161 million. Like last year, the quarter was negatively affected by tax payments on account.

Dividends paid out for 2002 was DKK 162 million and purchase of own shares was DKK 151 million in the period.

(DKK million)	Q1 2003	Q1 2002
Cash flow from operations	345	114
Investments, including acquisitions	184	43
Free cash flow	**161**	71
Dividend paid	162	146
Purchase of own shares	151	8

Novozymes A/S
Stakeholder Communications
2003-14201-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number:
10 00 71 27

Developments in shareholders' equity and holding of own shares

Shareholders' equity was DKK 3,942 million at the end of the first quarter of 2003 compared to DKK 4,155 million at the start of 2003. Shareholders' equity increased with the profit for the period, but was reduced by dividend payments, purchases of own shares and currency translation adjustments for net assets in affiliates.

The holding of own shares at the end of the first quarter of 2003 was 4,721,600 B shares, equivalent to 6.3% of the share capital.

(DKK million)	Q1 2003
Equity at beginning of year	4,155
Net profit	183
Dividend paid	(162)
Purchase of own shares	(151)
Currency translation adjustments for net assets, etc.	(83)
Equity at end of March	3,942
Total assets, end of March	8,261

Status of the share buy-back programme

In the period 6 February to 31 March 2003, Novozymes bought back own shares for DKK 151 million, equivalent to 1,042,200 B shares. Executive Management is authorised to buy back shares for up to DKK 400 million.

Outlook for 2003

Through 2002, the main sales currencies fell in value compared to the Danish krone. Since 97% of Novozymes' sales are international, the falling exchange rates will, as mentioned above, have a significant negative effect on the financial results for 2003.

(DKK)	USD	JPY	BRL
Average exchange rate for 2002	789	6.30	275
Spot rate 6 May 2003	655	5.55	214
Development	-17%	-12%	-22%

The expectations for the turnover for the year and the operating profit remain unchanged in spite of more unfavourable exchange rates. The growth in the profit for the year after tax is adjusted upwards from 7-8% to 10% due to a favourable development in net financials. This outlook is based on the following:

- Exchange rates remain at the current level for the rest of the year, particularly USD and JPY vis-à-vis DKK.
- Growth in net turnover of around 4%, while the growth is adjusted upwards to approx. 11% calculated in local currencies. Lower exchange rates are thus expected to reduce the sales growth by around 7 percentage points compared to the previously estimated 5 percentage points. The contribution to sales growth from the full-year effect of acquired companies is expected to be slightly above 1 percentage point.
- Launch of 5-7 new enzyme products in 2003.
- Growth in operating profit of 3-5%. Operating profit is expected to be significantly affected by lower exchange rates since Novozymes has proportionally more costs than earnings in Danish kroner.

Novozymes A/S
Stakeholder Communications
2003-14201-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel.:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR Number:
10 00 71 27

- Operating margin of 17%.

- Net financials of DKK -10 to +10 million. This is an upward adjustment compared to the previous announcement, mainly due to higher than expected gains in sales of securities.

- Effective tax rate of 28.

- Investments in tangible fixed assets before company acquisitions on a par with the year's depreciations.

- Free cash flow, again before company acquisitions, at a level of DKK 750-850 million.

- Return on invested capital after tax increasing further from 13.1% in 2002.

Forward-looking statements

This stock exchange announcement contains forward-looking statements, including the financial outlook for 2003. Such statements are, by their very nature, associated with risks and uncertainties which i.a. may cause actual results to differ materially from expectations, including unexpected developments in the international stock, interest-rate and currency markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Bagsvaerd, 7 May 2003
The Board of Directors
Novozymes A/S

Contact persons

Press and media:

Anne Thommesen
Tel. (direct): (+45) 4442 4161

Nicolai Kampmann
Tel. (direct): (+45) 3077 0086

Equity analysts and investors:

Michael Steen-Knudsen
Tel. (direct): (+45) 4442 6048

Thomas Kudsk Larsen
Tel. (direct): (+45) 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. With headquarters in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B-shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at: www.novozymes.com